FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/2/2018

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the resolutions adopted in the annual and extraordinary general meetings of shareholders of Ternium S.A., held on May 2, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporlder
Name: Arturo Sporlder
Title: Secretary of the Board of Directors

Dated: May 2, 2018

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on May 2, 2018, at 2:30 p.m. (Luxembourg time) (the “Annual Meeting”), at 29, avenue de la Porte-Neuve, L-2227 Luxembourg

Annual Meeting

1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

The Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.

2.	Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2017.
The Meeting resolved to approve the Company’s annual accounts as at December 31, 2017.

3.	Allocation of results and approval of dividend payment for the year ended December 31, 2017.
The Meeting resolved (i) to approve a dividend, payable in U.S. dollars, on May 10, 2018, in the amount of USD 0.11 per share issued and outstanding (or USD 1.10 per ADR), (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions (including payment date) of such dividend payment, (iii) that the aggregate amount of USD 215,938,445.36 (which is net of the Company’s Treasury Shares) to be distributed as dividend on May 10, 2018, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2017, be absorbed by the Company’s retained earnings account.

4.	Discharge of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2017.
The Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2017, from any liability in connection with the management of the Company’s affairs during such year.

5.	Election of the members of the Board of Directors.
The Meeting resolved to maintain the number of members of the Board of Directors at eight and to re-appoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2018 accounts.

6.	Authorization of the compensation of members of the Board of Directors.
The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000.00 as compensation for his services during the fiscal year 2018, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 295,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2018, and approval of their fees.
The Meeting resolved to (i) appoint PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2018, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the 2018 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2018, broken-down into eleven currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Costa Rican Colones, Euro, Guatemalan Quetzals, Mexican Pesos, Nicaraguan Cordobas, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 31,665,362.00; BRL 1,959,771.00; COP 282,866,392.00; CRC 1,422,950.00; EUR 675,228.00; GTQ 18,362.00; MXN 15,987,983.00; NIO 76,325.00; CHF 15,500.00; UYU 3,500,142.00 and USD 98,800.00, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.
The Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles.

Summary of the resolutions adopted in the Annual Extraordinary General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on May 2, 2018, at 3:15 p.m. (Luxembourg time) (the “Annual Meeting”), at 29, avenue de la Porte-Neuve, L-2227 Luxembourg

Annual Extraordinary General Meeting

1.	The amendment of article 11 “Audit Committee” to read as follows:
“In case the shares of the Company are listed on one or more regulated markets, the Board of Directors shall constitute and determine the responsibilities, powers and authority of an Audit Committee composed of at least three (3) members selected from among the Directors, the majority of which shall qualify as Independent Directors; provided, however, that the composition and membership of the Audit Committee shall satisfy such requirements as are applicable to, and mandatory for, audit committees of issuers such as the Company under any law, rule or regulation applicable to the Company, including, without limitation, the applicable laws, rules and regulations of such regulated market. The members of the Audit Committee will not be eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. The Board of Directors shall appoint one of the members of the Audit Committee as the chairperson of the Audit Committee.

The Audit Committee shall (a) assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting; (b) make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company's external auditors; (c) review Material Transactions between the Company or its subsidiaries with Related Parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company or through any other procedures as the Board of Directors may deem substantially equivalent to the foregoing) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and (d) perform such other duties imposed upon it by any law, rule or regulation applicable to the Company, including, without limitation, the applicable laws, rules and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duties as may from time to time be entrusted to it by the Board of Directors.
The Board of Directors shall allocate to the Audit Committee the necessary resources and authority to fulfil its functions.”

The Meeting resolved to amend article 11 “Audit Committee” of the Company’s articles of association so as to read as set out in agenda item 1 above.

2.	The amendment of article 15 “Date and Place” to read as follows:
“The annual General Shareholders’ Meeting shall meet each year in the city of Luxembourg at the place, date and hour indicated in the notices of meeting, within six (6) months from the end of the previous financial year.
Any General Shareholders’ Meetings, including the annual General Shareholders’ Meeting, may be held in a foreign country whenever there occur circumstances of force majeure as determined by the Board of Directors in its discretion. In such event, the terms and conditions necessary to provide proper deliberations and publications will continue to be those provided for by the laws of Luxembourg.”

The Meeting resolved to amend article 15 “Date and Place” of the Company’s articles of association so as to read as set out in agenda item 2 above.

3.	The amendment of article 16 “Notices of Meeting” to amend the second and third paragraph to read as follows:
“The notices for any General Shareholders’ Meeting shall include such information and shall be given in such form, through such means and at such time or times as may be required under applicable Luxembourg law. In case the shares of the Company are listed on a regulated market, such notices shall, in addition, satisfy such requirements as are applicable to, and mandatory for, notices of general shareholders’ meetings of issuers such as the Company under the applicable laws, rules and regulations of such regulated market.
Except to the extent mandatorily required by applicable law, the Company does not need to send any notices by registered or ordinary mail to its shareholders.”

The Meeting resolved to amend the second and third paragraph of article 16 “Notices of Meeting” of the Company’s articles of association so as to read as set out in agenda item 3 above.

4.	The amendment of article 19 “Vote and Minutes” to amend the fourth paragraph to read as follows:
“If the required quorum is not met at an extraordinary General Shareholders’ Meeting, a second meeting may be convened by means of notices given in such form, through such means and at such time or times as may be required under applicable Luxembourg law, and in accordance with such requirements as are applicable to, and mandatory for, convening notices of general shareholders’ meetings of issuers such as the Company under the applicable laws, rules and regulations in the regulated market or markets on which the shares of the Company may be listed. The second meeting shall validly deliberate regardless of the quorum present or represented. Resolutions, in order to be adopted, must be approved by a majority of at least two-thirds of the votes of the shares present or represented.”

The Meeting resolved to amend the fourth paragraph of article 19 “Vote and Minutes” of the Company’s articles of association so as to read as set out in agenda item 4 above.

5.	The amendment of article 20 “Fiscal Year” to amend the last paragraph to read as follows:
“Shareholders may inspect or otherwise have access to the annual accounts and the auditor(s)’ report thereon on such terms and subject to such conditions and limitations as may be contemplated or permitted under applicable Luxembourg law and the applicable laws, rules and regulations of the regulated market or markets where the shares of the Company may be listed.”

The Meeting resolved to amend the last paragraph of article 20 “Fiscal Year” of the Company’s articles of association so as to read as set out in agenda item 5 above.

6.	The amendment of article 22 “Appraisal Rights” to amend the last paragraph to read as follows:
“22.3 Article 430-16 (formerly 49-3(1)(d))) of the Luxembourg law governing commercial companies shall apply in case the shareholders exercise their appraisal right.”

The Meeting resolved to amend the last paragraph of article 22 “Appraisal Rights” of the Company’s articles of association so as to read as set out in agenda item 6 above.

7.	The amendment of article 24 “Liquidation” to amend the first paragraph to read as follows:
“Upon the dissolution of the Company, the liquidation shall be carried out by one or more liquidators, natural persons or legal entities, appointed by the General Shareholders’ Meeting, which shall determine their powers and their remuneration. In the absence of appointment of liquidators, the Board of Directors then in office will be endowed with the powers provided by articles 1100-4 (formerly 144) et seq. of the Luxembourg Company law of 10th August, 1915, as amended.”

The Meeting resolved to amend the first paragraph of article 24 “Liquidation” of the Company’s articles of association so as to read as set out in agenda item 7 above.